UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Air Industries Group

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00912N205

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,183,258*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,183,258*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8%*
14	TYPE OF REPORTING PERSON

IA, CO

* Includes 312,000 Shares issuable upon the exercise of warrants.

2

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,333
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,333
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,333
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,333
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		63,414
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

63,414
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

5

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,333
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		63,414
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,333
	10	SHARED DISPOSITIVE POWER

4,246,672*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,262,005*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 312,000 Shares issuable upon the exercise of warrants.

6

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		63,414
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,246,672*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,246,672*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%*
14	TYPE OF REPORTING PERSON

IN

* Includes 312,000 Shares issuable upon the exercise of warrants.

7

CUSIP NO. 00912N205

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). The Reporting Persons (as defined below) are passive investors in the Issuer (as defined below) and are filing the Schedule 13D as a result of previously acquiring over 20% of the outstanding Shares (as defined below) of the Issuer, which ownership percentage has since decreased as a result of an increase in the number of outstanding Shares of the Issuer.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of Air Industries Group, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 360 Motor Parkway, Suite 100, Hauppauge, New York 11788.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Richmond Brothers, Inc., a Michigan corporation (“Richmond Brothers”), which serves as the investment advisor to certain managed accounts (the “Separately Managed Accounts”);
(ii)	RBI Private Investment II, LLC, a Delaware limited liability company (“RBI PII”);
(iii)	RBI PI Manager, LLC, a Delaware limited liability company (“RBI Manager”), which serves as the manager of RBI PII;
(iv)	Richmond Brothers 401(k) Profit Sharing Plan, an employee benefit plan organized under the laws of Michigan (the “RBI Plan”);
(v)	David S. Richmond, who serves as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan; and
(vi)	Matthew J. Curfman, who serves as President of Richmond Brothers and a trustee of the RBI Plan.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 3568 Wildwood Avenue, Jackson, Michigan 49202.

(c)       The principal business of Richmond Brothers is serving as a registered investment advisor and the investment advisor to the Separately Managed Accounts. The principal business of RBI PII is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PII. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of Richmond Brothers and a trustee of the RBI Plan.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP NO. 00912N205

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Richmond and Curfman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer held in the Separately Managed Accounts and purchased by each of RBI PII and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,871,258 Shares held by the Separately Managed Accounts is approximately $5,487,764, excluding brokerage commissions. The aggregate purchase price of the 15,333 Shares owned directly by RBI PII is approximately $22,766, excluding brokerage commissions. The aggregate purchase price of the 63,414 Shares owned directly by the RBI Plan is approximately $102,261, excluding brokerage commissions.

On December 5, 2017, the Separately Managed Accounts received warrants exercisable into 312,000 Shares from the Issuer for participating in a private placement offering to accredited investors. Such warrants have an exercise price of $1.50 per Share and will expire on November 30, 2022.

Item 4.	Purpose of Transaction.

The Reporting Persons are passive investors in the Issuer and are filing the Schedule 13D as a result of previously acquiring over 20% of the outstanding Shares of the Issuer (which ownership percentage has since decreased as a result of an increase in the number of outstanding Shares). The Reporting Persons have not acquired the Shares with a purpose or effect of changing or influencing control of the Issuer and no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may acquire or dispose of Shares in the future.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,205,341 Shares outstanding as of May 10, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018.

A.	Richmond Brothers
(a)

As of the date hereof, 4,183,258 Shares were beneficially owned by the Separately Managed Accounts, including 312,000 Shares issuable upon the exercise of warrants. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 4,183,258 Shares beneficially owned by the Separately Managed Accounts.

Percentage: Approximately 15.8%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,183,258 4. Shared power to dispose or direct the disposition: 0

9

CUSIP NO. 00912N205

(c)

The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Except as otherwise set forth in Schedule A, such transactions were effected in the open market.

B.	RBI PII
(a)	As of the date hereof, RBI PII beneficially owned 15,333 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,333
4. Shared power to dispose or direct the disposition: 0

(c)

The transactions in the securities of the Issuer by RBI PII during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market.

C.	RBI Manager
(a)	As the manager of RBI PII, RBI Manager may be deemed the beneficial owner of the 15,333 Shares owned by RBI PII.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,333
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	RBI Plan
(a)	As of the date hereof, the RBI Plan beneficially owned 63,414 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 63,414
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 63,414
4. Shared power to dispose or direct the disposition: 0

(c)

The transactions in the securities of the Issuer by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market.

10

CUSIP NO. 00912N205

E.	Mr. Richmond
(a)	As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may be deemed the beneficial owner of the (i) 4,183,258 Shares beneficially owned by the Separately Managed Accounts, (ii) 15,333 Shares owned by RBI PII and (iii) 63,414 Shares owned by the RBI Plan.

Percentage: Approximately 16.1%

(b)	1. Sole power to vote or direct vote: 15,333
2. Shared power to vote or direct vote: 63,414
3. Sole power to dispose or direct the disposition: 15,333
4. Shared power to dispose or direct the disposition: 4,246,672

(c)	Mr. Richmond has not entered into any transactions in the securities of the Issuer during the past sixty days.
F.	Mr. Curfman
(a)	As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may be deemed the beneficial owner of the (i) 4,183,258 Shares beneficially owned by the Separately Managed Accounts and (ii) 63,414 Shares owned by the RBI Plan.

Percentage: Approximately 16.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 63,414
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,246,672

(c)	Mr. Curfman has not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(d)	Other than the clients of the Separately Managed Accounts for which Richmond Brothers acts as the investment advisor, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 25, 2018 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

11

CUSIP NO. 00912N205

On December 5, 2017, the Separately Managed Accounts received warrants exercisable into 312,000 Shares from the Issuer for participating in a private placement offering to accredited investors. Such warrants have an exercise price of $1.50 per Share and will expire on November 30, 2022.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated June 25, 2018.

12

CUSIP NO. 00912N205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2018

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

13

CUSIP NO. 00912N205

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/Sold	Price per Share ($)	Date of Purchase/Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock[1]	1,996,557	1.5000	07/07/2017

Purchase of Common Stock	3,348	1.4994	07/10/2017
Purchase of Common Stock	3,378	1.4917	07/11/2017
Purchase of Common Stock	6,497	1.5358	07/11/2017
Purchase of Common Stock	3,378	1.4899	07/11/2017
Purchase of Common Stock	2,703	1.4709	07/13/2017
Purchase of Common Stock	1,990	1.4926	07/13/2017
Purchase of Common Stock	1,351	1.4854	07/13/2017
Purchase of Common Stock	50	1.4000	07/19/2017
Purchase of Common Stock	4,800	1.3600	07/19/2017
Purchase of Common Stock	2,600	1.3400	07/19/2017
Purchase of Common Stock	2,067	1.3500	07/19/2017
Purchase of Common Stock	8,071	1.4400	07/19/2017
Purchase of Common Stock	280	1.4300	07/19/2017
Purchase of Common Stock	370	1.4200	07/19/2017
Purchase of Common Stock	6,666	1.3990	07/20/2017
Purchase of Common Stock	1,181	1.4778	07/25/2017
Purchase of Common Stock	3,676	1.4269	07/27/2017
Purchase of Common Stock	7,143	1.4140	07/27/2017
Purchase of Common Stock	1,379	1.4595	07/27/2017
Purchase of Common Stock	3,472	1.4390	07/27/2017
Purchase of Common Stock	1,736	1.4369	07/28/2017
Purchase of Common Stock	1,392	1.4378	07/28/2017
Purchase of Common Stock	1,528	1.4207	07/28/2017
Purchase of Common Stock	1,449	1.3726	07/31/2017
Purchase of Common Stock	3,603	1.3890	08/01/2017
Purchase of Common Stock	3,731	1.3375	08/02/2017
Purchase of Common Stock	708	1.4069	08/03/2017
Purchase of Common Stock	581	1.3774	08/03/2017

Purchase of Common Stock	543	1.3774	08/03/2017
Purchase of Common Stock	3,731	1.3804	08/03/2017
Purchase of Common Stock	3,676	1.3779	08/04/2017
Purchase of Common Stock	33,200	1.3467	08/07/2017
Purchase of Common Stock	2,222	1.3511	08/07/2017
Purchase of Common Stock	2,174	1.3804	08/07/2017
Purchase of Common Stock	5,594	1.4167	08/08/2017
Purchase of Common Stock	30,000	1.4437	08/08/2017
Purchase of Common Stock	3,497	1.4690	08/08/2017
Purchase of Common Stock	2,124	1.4690	08/08/2017

1Acquired pursuant to the Issuer’s July 2017 underwritten public offering.

CUSIP NO. 00912N205

Purchase of Common Stock	6,993	1.4245	08/08/2017
Purchase of Common Stock	3,521	1.4468	08/09/2017
Purchase of Common Stock	3,650	1.3877	08/10/2017
Purchase of Common Stock	690	1.4600	08/10/2017
Purchase of Common Stock	24,138	1.4500	08/10/2017
Purchase of Common Stock	651	1.4578	08/10/2017
Purchase of Common Stock	3,430	1.4555	08/10/2017
Purchase of Common Stock	1,389	1.4381	08/15/2017
Purchase of Common Stock	3,759	1.3583	08/16/2017
Purchase of Common Stock	752	1.4212	08/17/2017
Purchase of Common Stock	1,493	1.4269	08/17/2017
Purchase of Common Stock	3,968	1.4313	08/17/2017
Purchase of Common Stock	3,968	1.2400	08/18/2017
Purchase of Common Stock	470	1.3340	08/23/2017
Purchase of Common Stock	2,239	1.3311	08/23/2017
Purchase of Common Stock	729	1.3790	08/23/2017
Purchase of Common Stock	2,143	1.3955	08/24/2017
Purchase of Common Stock	3,497	1.4268	08/24/2017
Purchase of Common Stock	7,246	1.3882	08/24/2017
Purchase of Common Stock	7,252	1.3833	08/24/2017
Purchase of Common Stock	7,092	1.4025	08/24/2017
Purchase of Common Stock	2,158	1.3926	08/24/2017
Purchase of Common Stock	5,714	1.3992	08/24/2017
Purchase of Common Stock	2,192	1.3691	08/24/2017
Purchase of Common Stock	3,623	1.3991	08/25/2017
Purchase of Common Stock	978	1.3979	08/25/2017
Purchase of Common Stock	3,571	1.4287	08/25/2017
Purchase of Common Stock	3,546	1.4207	08/28/2017
Purchase of Common Stock	1,439	1.3995	08/28/2017
Purchase of Common Stock	3,571	1.4166	08/28/2017
Purchase of Common Stock	735	1.3686	08/30/2017
Purchase of Common Stock	1,316	1.3605	08/30/2017
Purchase of Common Stock	3,648	1.4026	08/31/2017
Purchase of Common Stock	5,050	1.4054	08/31/2017
Purchase of Common Stock	704	1.4178	09/01/2017
Purchase of Common Stock	2,941	1.3769	09/05/2017
Purchase of Common Stock	3,704	1.3698	09/06/2017
Purchase of Common Stock	2,190	1.3865	09/07/2017
Purchase of Common Stock	3,542	1.4179	09/08/2017
Purchase of Common Stock	1,449	1.4099	09/11/2017
Purchase of Common Stock	2,778	1.4456	09/12/2017

Purchase of Common Stock	690	1.4461	09/12/2017
Purchase of Common Stock	3,497	1.4234	09/14/2017
Purchase of Common Stock	6,849	1.4362	09/14/2017
Purchase of Common Stock	194	1.4686	09/18/2017
Purchase of Common Stock	3,448	1.4661	09/18/2017
Purchase of Common Stock	2,041	1.4599	09/20/2017
Purchase of Common Stock	253	1.4795	09/20/2017
Purchase of Common Stock	238	1.4795	09/20/2017
Purchase of Common Stock	3,571	1.4362	09/21/2017
Purchase of Common Stock	2,878	1.3956	09/21/2017

CUSIP NO. 00912N205

Purchase of Common Stock	7,143	1.4005	09/21/2017
Purchase of Common Stock	715	1.3972	09/22/2017
Purchase of Common Stock	3,623	1.4270	09/25/2017
Purchase of Common Stock	3,514	1.4406	09/27/2017
Purchase of Common Stock	3,497	1.4222	09/28/2017
Purchase of Common Stock	3,494	1.4484	09/28/2017
Purchase of Common Stock	3,497	1.4261	09/28/2017
Purchase of Common Stock	2,071	1.4521	09/29/2017
Purchase of Common Stock	2,045	1.4661	09/29/2017
Purchase of Common Stock	279	1.4400	10/03/2017
Purchase of Common Stock	4,069	1.4742	10/03/2017
Purchase of Common Stock	3,448	1.4626	10/03/2017
Purchase of Common Stock	2,920	1.3778	10/04/2017
Purchase of Common Stock	2,243	1.3363	10/04/2017
Purchase of Common Stock	731	1.3790	10/05/2017
Purchase of Common Stock	2,221	1.3689	10/05/2017
Purchase of Common Stock	1,328	1.3972	10/05/2017
Purchase of Common Stock	1,253	1.3956	10/05/2017
Purchase of Common Stock	1,433	1.3999	10/06/2017
Purchase of Common Stock	1,418	1.4162	10/06/2017
Purchase of Common Stock	2,143	1.3977	10/06/2017
Purchase of Common Stock	3,571	1.4124	10/06/2017
Purchase of Common Stock	7,157	1.3952	10/10/2017
Purchase of Common Stock	2,513	1.3972	10/10/2017
Purchase of Common Stock	3,571	1.4110	10/10/2017
Purchase of Common Stock	3,544	1.4025	10/10/2017
Purchase of Common Stock	1,399	1.4472	10/10/2017
Purchase of Common Stock	1,900	1.4471	10/10/2017
Purchase of Common Stock	3,546	1.4306	10/11/2017
Purchase of Common Stock	3,518	1.4299	10/11/2017
Purchase of Common Stock	1,429	1.4072	10/11/2017
Purchase of Common Stock	3,497	1.4240	10/11/2017
Purchase of Common Stock	6,993	1.4300	10/11/2017
Purchase of Common Stock	1,486	1.4000	10/12/2017
Purchase of Common Stock	2,159	1.3932	10/13/2017
Purchase of Common Stock	2,941	1.3898	10/13/2017
Purchase of Common Stock	3,650	1.3785	10/16/2017
Purchase of Common Stock	1,460	1.3794	10/16/2017
Purchase of Common Stock	1,449	1.3882	10/16/2017
Purchase of Common Stock	7,194	1.3981	10/17/2017
Purchase of Common Stock	2,899	1.3949	10/17/2017

Purchase of Common Stock	3,549	1.4170	10/17/2017
Purchase of Common Stock	714	1.4189	10/18/2017
Purchase of Common Stock	3,552	1.4200	10/18/2017
Purchase of Common Stock	1,937	1.4299	10/18/2017
Purchase of Common Stock	705	1.4130	10/18/2017
Purchase of Common Stock	7,042	1.4622	10/20/2017
Purchase of Common Stock	14,456	1.3907	10/23/2017
Purchase of Common Stock	2,206	1.3599	10/25/2017
Purchase of Common Stock	1,471	1.3599	10/25/2017
Purchase of Common Stock	5,888	1.3599	10/25/2017

CUSIP NO. 00912N205

Purchase of Common Stock	1,471	1.3688	10/25/2017
Purchase of Common Stock	1,471	1.3587	10/25/2017
Purchase of Common Stock	7,502	1.3509	10/26/2017
Purchase of Common Stock	3,653	1.4200	10/26/2017
Purchase of Common Stock	3,704	1.3589	10/26/2017
Purchase of Common Stock	2,239	1.3514	10/26/2017
Purchase of Common Stock	1,493	1.3459	10/31/2017
Purchase of Common Stock	435	1.3450	10/31/2017
Purchase of Common Stock	429	1.3461	10/31/2017
Purchase of Common Stock	2,235	1.3490	10/31/2017
Purchase of Common Stock	5,303	1.3295	10/31/2017
Purchase of Common Stock	2,385	1.3324	10/31/2017
Purchase of Common Stock	1,503	1.3399	10/31/2017
Purchase of Common Stock	1,483	1.3423	10/31/2017
Purchase of Common Stock	3,731	1.3490	10/31/2017
Purchase of Common Stock	2,290	1.3124	11/01/2017
Purchase of Common Stock	752	1.3252	11/03/2017
Purchase of Common Stock	1,524	1.3198	11/06/2017
Purchase of Common Stock	1,504	1.3533	11/06/2017
Purchase of Common Stock	1,515	1.3324	11/07/2017
Purchase of Common Stock	752	1.3411	11/07/2017
Purchase of Common Stock	760	1.3234	11/08/2017
Purchase of Common Stock	1,527	1.3259	11/08/2017
Purchase of Common Stock	1,471	1.3699	11/08/2017
Purchase of Common Stock	6,034	1.3290	11/08/2017
Purchase of Common Stock	1,449	1.3931	11/10/2017
Purchase of Common Stock	2,143	1.4090	11/13/2017
Purchase of Common Stock	1,512	1.3234	11/14/2017
Purchase of Common Stock	526	1.3234	11/14/2017
Purchase of Common Stock	2,256	1.3363	11/14/2017
Purchase of Common Stock	382	1.3296	11/15/2017
Purchase of Common Stock	3,720	1.3492	11/16/2017
Purchase of Common Stock	5,970	1.3472	11/16/2017
Purchase of Common Stock	3,704	1.3693	11/16/2017
Purchase of Common Stock	3,731	1.3499	11/16/2017
Purchase of Common Stock	1,493	1.3481	11/16/2017
Purchase of Common Stock	2,974	1.3433	11/16/2017
Purchase of Common Stock	1,429	1.3952	11/21/2017
Purchase of Common Stock	730	1.3851	11/22/2017
Sale of Common Stock	(5,672)	1.3667	11/27/2017
Purchase of Common Stock	3,623	1.3763	11/28/2017

Purchase of Common Stock	3,546	1.4074	11/28/2017
Purchase of Common Stock	1,449	1.3722	11/28/2017
Purchase of Common Stock	3,623	1.3765	11/28/2017
Purchase of Common Stock	2,206	1.3590	11/30/2017
Purchase of Common Stock	2,941	1.3565	11/30/2017
Purchase of Common Stock[2]	1,040,000	1.2500	12/05/2017
Purchase of Common Stock	1,471	1.3553	12/07/2017

2 Acquired pursuant to a private placement by Taglich Brothers, Inc., as placement agent, on behalf of the Issuer.

CUSIP NO. 00912N205

Purchase of Common Stock	727	1.3659	12/07/2017
Purchase of Common Stock	3,625	1.3339	12/12/2017
Purchase of Common Stock	1,498	1.3330	12/12/2017
Purchase of Common Stock	3,745	1.3396	12/12/2017
Purchase of Common Stock	1,908	1.3067	12/14/2017
Purchase of Common Stock	3,101	1.2899	12/15/2017
Purchase of Common Stock	750	1.3323	12/18/2017
Purchase of Common Stock	6,185	1.6100	12/21/2017
Purchase of Common Stock	7,519	1.3200	02/06/2018
Purchase of Common Stock	7,519	1.3200	02/06/2018
Sale of Common Stock	(1,646)	1.3648	02/23/2018
Sale of Common Stock	(1,672)	1.6009	03/16/2018
Sale of Common Stock	(5,267)	1.6170	03/19/2018
Sale of Common Stock	(4,567)	1.6100	03/21/2018
Purchase of Common Stock	1,564	1.5900	03/21/2018
Purchase of Common Stock	2,000	1.5863	03/21/2018
Sale of Common Stock	(1,815)	1.5075	05/01/2018
Purchase of Common Stock	2,727	1.6500	05/18/2018
Purchase of Common Stock	1,878	1.6500	05/18/2018
Purchase of Common Stock	696	1.6500	05/18/2018
Purchase of Common Stock	2,509	1.6000	05/23/2018
Purchase of Common Stock	6,289	1.5944	05/23/2018
Purchase of Common Stock	2,424	1.6401	05/29/2018
Purchase of Common Stock	1,212	1.6401	05/29/2018
Purchase of Common Stock	3,030	1.6401	05/29/2018
Purchase of Common Stock	9,696	1.6401	05/29/2018
Purchase of Common Stock	1,607	1.6401	05/29/2018
Purchase of Common Stock	2,121	1.6401	05/29/2018
Purchase of Common Stock	1,212	1.6401	05/29/2018
Purchase of Common Stock	2,269	1.6401	05/29/2018
Purchase of Common Stock	3,030	1.6401	05/29/2018
Purchase of Common Stock	4,848	1.6401	05/29/2018
Purchase of Common Stock	3,030	1.6406	06/01/2018
Purchase of Common Stock	606	1.6406	06/01/2018
Purchase of Common Stock	2,572	1.6406	06/01/2018
Purchase of Common Stock	1,212	1.6406	06/01/2018
Purchase of Common Stock	4,242	1.6406	06/01/2018
Purchase of Common Stock	4,242	1.6406	06/01/2018
Purchase of Common Stock	3,030	1.6406	06/01/2018
Purchase of Common Stock	9,090	1.6406	06/01/2018
Purchase of Common Stock	2,121	1.6406	06/01/2018
Purchase of Common Stock	155	1.6406	06/01/2018
Sale of Common Stock	(867)	1.7698	06/08/2018
Purchase of Common Stock	5,879	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018

CUSIP NO. 00912N205

Purchase of Common Stock	4,114	1.6955	06/14/2018
Purchase of Common Stock	3,992	1.6955	06/14/2018
Purchase of Common Stock	8,232	1.6955	06/14/2018
Purchase of Common Stock	11,761	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	1,173	1.6955	06/14/2018
Purchase of Common Stock	458	1.6955	06/14/2018
Purchase of Common Stock	1,173	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	2,349	1.6955	06/14/2018
Purchase of Common Stock	2,938	1.6955	06/14/2018
Purchase of Common Stock	17,645	1.6955	06/14/2018
Purchase of Common Stock	4,117	1.6955	06/14/2018
Purchase of Common Stock	5,879	1.6955	06/14/2018
Purchase of Common Stock	8,820	1.6955	06/14/2018
Purchase of Common Stock	6,467	1.6955	06/14/2018
Purchase of Common Stock	5,879	1.6955	06/14/2018
Purchase of Common Stock	2,055	1.6955	06/14/2018
Purchase of Common Stock	8,820	1.6955	06/14/2018
Purchase of Common Stock	2,350	1.6955	06/14/2018
Purchase of Common Stock	2,644	1.6955	06/14/2018
Purchase of Common Stock	2,349	1.6955	06/14/2018
Purchase of Common Stock	2,349	1.6955	06/14/2018
Purchase of Common Stock	879	1.6955	06/14/2018
Purchase of Common Stock	2,938	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	4,702	1.6955	06/14/2018
Purchase of Common Stock	2,938	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	6,464	1.6955	06/14/2018
Purchase of Common Stock	2,349	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	2,938	1.6955	06/14/2018
Purchase of Common Stock	705	1.6955	06/14/2018
Purchase of Common Stock	1,764	1.6955	06/14/2018
Purchase of Common Stock	4,702	1.6955	06/14/2018
Purchase of Common Stock	1,526	1.6955	06/14/2018
Purchase of Common Stock	5,879	1.6955	06/14/2018
Purchase of Common Stock	1,702	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	702	1.6955	06/14/2018
Purchase of Common Stock	2,349	1.6955	06/14/2018
Purchase of Common Stock	3,820	1.6955	06/14/2018
Purchase of Common Stock	3,527	1.6955	06/14/2018
Purchase of Common Stock	2,938	1.6955	06/14/2018
Purchase of Common Stock	17,644	1.6955	06/14/2018
Purchase of Common Stock	8,820	1.6955	06/14/2018
Purchase of Common Stock	820	1.6955	06/14/2018
Purchase of Common Stock	8,820	1.6955	06/14/2018
Purchase of Common Stock	2,938	1.6955	06/14/2018

CUSIP NO. 00912N205

Purchase of Common Stock	5,879	1.6955	06/14/2018
Purchase of Common Stock	5,291	1.6955	06/14/2018
Purchase of Common Stock	9,408	1.6955	06/14/2018
Purchase of Common Stock	4,114	1.6955	06/14/2018
Purchase of Common Stock	11,762	1.6955	06/14/2018
Purchase of Common Stock	7,644	1.6955	06/14/2018
Purchase of Common Stock	5,291	1.6955	06/14/2018
Purchase of Common Stock	3,232	1.6955	06/14/2018
Purchase of Common Stock	8,821	1.6955	06/14/2018
Purchase of Common Stock	11,761	1.6955	06/14/2018
Purchase of Common Stock	2,938	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	588	1.6955	06/14/2018
Purchase of Common Stock	1,761	1.6955	06/14/2018
Purchase of Common Stock	5,879	1.6955	06/14/2018
Purchase of Common Stock	4,114	1.6955	06/14/2018
Purchase of Common Stock	2,938	1.6955	06/14/2018
Purchase of Common Stock	5,879	1.6955	06/14/2018
Purchase of Common Stock	2,994	1.6799	06/18/2018
Purchase of Common Stock	3,000	1.6585	06/18/2018
Purchase of Common Stock	581	1.7106	06/21/2018
Purchase of Common Stock	2,906	1.7379	06/21/2018
Purchase of Common Stock	3,529	1.7205	06/21/2018
Purchase of Common Stock	4,131	1.7244	06/21/2018

RBI Private Investment II, LLC

Purchase of Common Stock	15,333	1.4810	07/24/2017

Richmond Brothers 401(k) Profit Sharing Plan

Purchase of Common Stock	1,497	1.4680	07/24/2017
Purchase of Common Stock	1,633	1.4878	07/24/2017
Purchase of Common Stock	321	1.4686	09/18/2017
Purchase of Common Stock	385	1.4686	09/18/2017
Purchase of Common Stock	517	1.4400	09/21/2017
Purchase of Common Stock	620	1.4400	09/21/2017
Purchase of Common Stock	1,886	1.4400	09/21/2017
Purchase of Common Stock	2,464	1.4400	09/21/2017
Purchase of Common Stock	1,732	1.4400	09/21/2017
Purchase of Common Stock	1,746	1.4400	09/21/2017
Purchase of Common Stock	76	1.3224	11/01/2017
Purchase of Common Stock	95	1.3222	11/01/2017
Purchase of Common Stock	1,685	1.3798	11/27/2017
Purchase of Common Stock	2,190	1.3798	11/27/2017
Purchase of Common Stock	936	1.3798	11/27/2017
Purchase of Common Stock	915	1.3798	11/27/2017
Purchase of Common Stock	636	1.3995	11/28/2017
Purchase of Common Stock	246	1.2850	12/15/2017
Purchase of Common Stock	290	1.2850	12/15/2017

CUSIP NO. 00912N205

Purchase of Common Stock	10,944	1.6955	06/14/2018
Purchase of Common Stock	9,547	1.6955	06/14/2018
Purchase of Common Stock	1,261	1.6955	06/14/2018
Purchase of Common Stock	800	1.6955	06/14/2018
Purchase of Common Stock	2,350	1.6955	06/14/2018
Purchase of Common Stock	1,174	1.6955	06/14/2018
Purchase of Common Stock	7,281	1.6955	06/14/2018
Purchase of Common Stock	9,732	1.6955	06/14/2018
Purchase of Common Stock	250	1.6955	06/14/2018
Purchase of Common Stock	205	1.6955	06/14/2018